VIA EDGAR CORRESPONDENCE

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Request for Withdrawal of RW filed by NSTAR on April 17, 2012

(the “RW”) for NSTAR Post-Effective Amendment No. 1 filed on

April 10, 2012 to Registration Statement on Form S-3 filed on

December 1, 2011 (File No. 333-178256)

Ladies and Gentlemen:

NSTAR LLC (as successor by merger to NSTAR) hereby requests the withdrawal of the above-mentioned RW, with such withdrawal to be approved effective as of the date hereof or at the earliest practicable date hereafter. The Company is withdrawing the above-referenced RW pursuant to discussions with the Securities and Exchange Commission to correct a filing coding error. The RW will be re-filed as an AW filing.

Dated as of: April 18, 2012

Sincerely, NSTAR LLC (as successor by merger to NSTAR)

By:	/s/James J. Judge
James J. Judge Executive Vice President and Chief Financial Officer